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                           June 10, 2021

       Jonathan W. Byers
       Chief Financial Officer
       CSI Compressco LP
       24955 Interstate 45 North
       The Woodlands, TX 77380

                                                        Re: CSI Compressco LP
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2021
                                                            File No. 333-256737

       Dear Mr. Byers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David P. Oelman